Exhibit 99.3

RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements and all financial information contained in the annual report are the responsibility of management. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, have incorporated estimates based on the best judgment of management.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee (the Committee).

The Committee consists of five non-management directors, all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements, news releases and securities filings; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditor; the performance of the external auditors; risk management processes; financing plans; pension plans; and the Company’s compliance with ethics policies and legal and regulatory requirements.

The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG has full and unrestricted access to the Committee. KPMG audited the consolidated financial statements and the effectiveness of internal controls over financial reporting. Their opinions are included in the annual report.

A. Terence Poole	Bruce Aitken	Ian Cameron
Chairman of the Audit, Finance and Risk Committee	President and Chief Executive Officer	Senior Vice President, Corporate Development and Chief Financial Officer

March 24, 2011

50 METHANEX Annual Report 2010 Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Methanex Corporation

We have audited the accompanying consolidated balance sheets of Methanex Corporation (“the Company”) as at December 31, 2010 and 2009 and the related consolidated statements of income, shareholders’ equity, comprehensive income (loss) and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years then ended in conformity with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 24, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 24, 2011 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada

March 24, 2011

Consolidated Financial Statements Annual Report 2010 METHANEX 51

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Methanex Corporation

We have audited Methanex Corporation’s (“the Company”) internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity, comprehensive income (loss) and cash flows for the years then ended, and our report dated March 24, 2011, expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada

March 24, 2011

52 METHANEX Annual Report 2010 Consolidated Financial Statements

Consolidated Balance Sheets

(thousands of US dollars, except number of common shares)

AS AT DECEMBER 31	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$193,794	$169,788
Receivables (note 3)	320,027	257,418
Inventories	230,322	171,554
Prepaid expenses	26,877	23,893
	771,020	622,653
Property, plant and equipment (note 5)	2,213,836	2,183,787
Other assets (note 7)	85,303	116,977
	$3,070,159	$2,923,417
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$250,730	$232,924
Current maturities on long-term debt (note 8)	49,965	29,330
Current maturities on other long-term liabilities (note 9)	13,395	9,350
	314,090	271,604
Long-term debt (note 8)	896,976	884,914
Other long-term liabilities (note 9)	128,502	97,185
Future income tax liabilities (note 13)	307,865	300,510
Non-controlling interest	146,099	133,118
Shareholders’ equity:
Capital stock
25,000,000 authorized preferred shares without nominal or par value Unlimited authorization of common shares without nominal or par value Issued and outstanding common shares at December 31, 2010 were 92,632,022 (2009 – 92,108,242)	440,092	427,792
Contributed surplus	26,308	27,007
Retained earnings	850,691	806,158
Accumulated other comprehensive loss	(40,464)	(24,871)
	1,276,627	1,236,086
	$3,070,159	$2,923,417

Commitments and contingencies (notes 13 and 19)

See accompanying notes to consolidated financial statements.

Approved by the Board:

A. Terence Poole	Bruce Aitken
Director	Director

Consolidated Financial Statements Annual Report 2010 METHANEX 53

Consolidated Statements of Income

(thousands of US dollars, except number of common shares and per share amounts)

FOR THE YEARS ENDED DECEMBER 31	2010	2009
Revenue	$1,966,583	$1,198,169
Cost of sales and operating expenses	(1,699,845)	(1,056,342)
Depreciation and amortization	(131,381)	(117,590)
Gain on sale of Kitimat assets (note 2)	22,223	–
Operating income	157,580	24,237
Interest expense (note 11)	(24,238)	(27,370)
Interest and other income (expense)	2,779	(403)
Income (loss) before income taxes	136,121	(3,536)
Income taxes (note 13):
Current	(27,033)	5,592
Future	(7,355)	(1,318)
	(34,388)	4,274
Net income	$101,733	$738

Basic net income per common share	$1.10	$0.01
Diluted net income per common share	$1.09	$0.01
Weighted average number of common shares outstanding (note 1(k))	92,218,320	92,063,371
Diluted weighted average number of common shares outstanding (note 1(k))	93,503,568	92,688,510

See accompanying notes to consolidated financial statements.

54 METHANEX Annual Report 2010 Consolidated Financial Statements

Consolidated Statements of Shareholders’ Equity

(thousands of US dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance, December 31, 2008	92,031,392	$427,265	$22,669	$862,507	$(24,025)	$1,288,416
Net income	–	–	–	738	–	738
Compensation expense recorded for stock options	–	–	4,440	–	–	4,440
Issue of shares on exercise of stock options	76,850	425	–	–	–	425
Reclassification of grant date fair value on exercise of stock options	–	102	(102)	–	–	–
Dividend payments	–	–	–	(57,087)	–	(57,087)
Other comprehensive loss	–	–	–	–	(846)	(846)
Balance, December 31, 2009	92,108,242	427,792	27,007	806,158	(24,871)	1,236,086
Net income	–	–	–	101,733	–	101,733
Compensation expense recorded for stock options	–	–	2,364	–	–	2,364
Issue of shares on exercise of stock options	523,780	9,237	–	–	–	9,237
Reclassification of grant date fair value on exercise of stock options	–	3,063	(3,063)	–	–	–
Dividend payments	–	–	–	(57,200)	–	(57,200)
Other comprehensive loss	–	–	–	–	(15,593)	(15,593)
Balance, December 31, 2010	92,632,022	$440,092	$26,308	$850,691	$(40,464)	$1,276,627

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

(thousands of US dollars)

FOR THE YEARS ENDED DECEMBER 31	2010	2009
Net income	$101,733	$738
Other comprehensive income (loss):
Change in fair value of forward exchange contracts, net of tax	–	36
Change in fair value of interest rate swap contracts, net of tax (note 16)	(15,593)	(882)
	(15,593)	(846)
Comprehensive income (loss)	$86,140	$(108)

See accompanying notes to consolidated financial statements.

Consolidated Financial Statements Annual Report 2010 METHANEX 55

Consolidated Statements of Cash Flows

(thousands of US dollars)

FOR THE YEARS ENDED DECEMBER 31	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$101,733	$738
Add (deduct) non-cash items:
Depreciation and amortization	131,381	117,590
Gain on sale of Kitimat assets	(22,223)	–
Future income taxes	7,355	1,318
Stock-based compensation	31,496	12,527
Other	7,897	7,639
Other cash payments, including stock-based compensation	(6,051)	(11,302)
Cash flows from operating activities before undernoted	251,588	128,510
Changes in non-cash working capital (note 14)	(98,706)	(18,253)
	152,882	110,257
CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments	(57,200)	(57,087)
Proceeds from limited recourse debt	67,515	151,378
Repayment of limited recourse debt	(30,991)	(15,282)
Equity contributions by non-controlling interest	23,376	45,103
Proceeds on issue of shares on exercise of stock options	9,237	425
Settlements on interest rate swap contracts	(15,682)	(6,386)
Other, net	(5,999)	(6,720)
	(9,744)	111,431
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of assets	31,771	–
Property, plant and equipment	(58,154)	(60,906)
Egypt plant under construction	(85,996)	(261,646)
Oil and gas assets	(24,233)	(22,840)
GeoPark repayment (financing)	20,227	(9,285)
Change in project debt reserve accounts	372	5,229
Other assets, net	(769)	(2,454)
Changes in non-cash working capital (note 14)	(2,350)	(28,428)
	(119,132)	(380,330)
Increase (decrease) in cash and cash equivalents	24,006	(158,642)
Cash and cash equivalents, beginning of year	169,788	328,430
Cash and cash equivalents, end of year	$193,794	$169,788

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid	$57,880	$52,767
Income taxes paid, net of amounts refunded	$9,090	$6,363

See accompanying notes to consolidated financial statements.

56 METHANEX Annual Report 2010 Consolidated Financial Statements

Notes to Consolidated Financial Statements

(Tabular dollar amounts are shown in thousands of US dollars, except where noted)

Years ended December 31, 2010 and 2009

1. Significant accounting policies:

(a) Basis of presentation:

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in note 20.

These consolidated financial statements include the accounts of Methanex Corporation, its wholly owned subsidiaries, less than wholly owned entities for which it has a controlling interest and its proportionate share of the accounts of jointly controlled entities (collectively, the Company). For less than wholly owned entities for which the Company has a controlling interest, a non-controlling interest is included in the Company’s financial statements and represents the non-controlling shareholders’ interest in the net assets of the entity. In accordance with Accounting Guideline No. 15, Consolidation of Variable Interest Entities, the Company also consolidates any variable interest entities of which it is the primary beneficiary, as defined. When the Company does not have a controlling interest in an entity, but exerts a significant influence over the entity, the Company applies the equity method of accounting. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Policies requiring significant estimates are described below. Actual results could differ from those estimates.

(b) Reporting currency and foreign currency translation:

The majority of the Company’s business is transacted in US dollars and, accordingly, these consolidated financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the rates of exchange prevailing at the balance sheet dates and revenues and expenditures at the rates of exchange at the dates of the transactions. Foreign exchange gains and losses are included in earnings.

(c) Cash equivalents:

Cash equivalents include securities with maturities of three months or less when purchased.

(d) Receivables:

The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. The Company records an allowance for doubtful accounts or writes down the receivable to estimated net realizable value if not collectible in full. Credit losses have historically been within the range of management’s expectations.

(e) Inventories:

Inventories are valued at the lower of cost and estimated net realizable value. Cost is determined by the first-in, first-out basis and includes direct purchase costs, cost of production, allocation of production overhead based on normal operating capacity and transportation.

(f) Property, plant and equipment:

Property, plant and equipment are recorded at cost. Interest during construction and commissioning is capitalized until the plant is operating in the manner intended by management. Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacements of catalyst. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround.

Depreciation and amortization is generally provided on a straight-line basis, or in the case of the New Zealand operations, on a unit-of-natural gas consumption basis, at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.

The Company periodically reviews the carrying value of property, plant and equipment for impairment when circumstances indicate an asset’s value may not be recoverable. If it is determined that an asset’s undiscounted cash flows are less than its carrying value, the asset is written down to its fair value.

Notes to Consolidated Financial Statements Annual Report 2010 METHANEX 57

(g) Other assets:

Marketing and production rights are capitalized to other assets and amortized to depreciation and amortization expense on an appropriate basis to charge the cost of the assets against earnings.

Financing fees related to undrawn credit facilities are capitalized to other assets and amortized to interest expense over the term of the credit facility. Financing fees related to project debt facilities are capitalized to other assets until the project debt is fully drawn. Once the project debt is fully drawn, these fees are reclassified to long-term debt net of financing fees. Financing fees included in other long-term debt are amortized to interest expense over the repayment term on an effective interest rate basis.

(h) Asset retirement obligations:

The Company recognizes asset retirement obligations for those sites where a reasonably definitive estimate of the fair value of the obligation can be determined. The Company estimates fair value by determining the current market cost required to settle the asset retirement obligation and adjusts for inflation through to the expected date of the expenditures and discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in cost of sales and operating expenses. Asset retirement obligations are not recognized with respect to assets with indefinite or indeterminate lives as the fair value of the asset retirement obligations cannot be reasonably estimated due to uncertainties regarding the timing of expenditures. The Company reviews asset retirement obligations and adjusts the liability as necessary to reflect changes in the estimated future cash flows and timing underlying the fair value measurement.

(i) Employee future benefits:

Accrued pension benefit obligations and related expenses for defined benefit pension plans are determined using current market bond yields to measure the accrued pension benefit obligation. Adjustments to the accrued benefit obligation and the fair value of the plan assets that arise from changes in actuarial assumptions, experience gains and losses and plan amendments that exceed 10% of the greater of the accrued benefit obligation and the fair value of the plan assets are amortized to earnings on a straight-line basis over the estimated average remaining service lifetime of the employee group. The cost for defined contribution benefit plans is expensed as earned by the employees.

(j) Stock-based compensation:

The Company grants stock-based awards as an element of compensation. Stock-based awards granted by the Company can include stock options, tandem share appreciation rights, share appreciation rights, deferred share units, restricted share units or performance share units.

For stock options granted by the Company, the cost of the service received as consideration is measured based on an estimate of the fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. On the exercise of stock options, consideration received, together with the compensation expense previously recorded to contributed surplus, is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant.

Share appreciation rights are units which grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price which is determined at the date of grant. Tandem share appreciation rights gives the holder the choice between exercising a regular stock option or share appreciation rights. Share appreciation rights and tandem share appreciation rights are measured based on the intrinsic value, the amount by which the market value of common shares exceeds the exercise price. Changes in intrinsic value are recognized in earnings for the proportion of the service that has been rendered at each reporting date.

Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders. Performance share units have an additional feature where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. The fair value of deferred, restricted and performance share units is initially measured at the grant date based on the market value of the Company’s common shares and is recognized in earnings over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date.

Additional information related to the stock option plan, the assumptions used in the Black-Scholes option pricing model, tandem share appreciation rights, share appreciation rights and the deferred, restricted and performance share units of the Company are described in note 10.

58 METHANEX Annual Report 2010 Notes to Consolidated Financial Statements

(k) Net income per common share:

The Company calculates basic net income per common share by dividing net income by the weighted average number of common shares outstanding and calculates diluted net income per common share under the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net income per share assumes that the total of the proceeds to be received on the exercise of dilutive stock options and the unrecognized portion of the grant-date fair value of stock options is applied to repurchase common shares at the average market price for the period. A stock option is dilutive only when the average market price of common shares during the period exceeds the exercise price of the stock option. The diluted net income per common share is calculated without the effect of tandem share appreciation rights.

A reconciliation of the weighted average number of common shares outstanding is as follows:

FOR THE YEARS ENDED DECEMBER 31	2010	2009
Denominator for basic net income per common share	92,218,320	92,063,371
Effect of dilutive stock options	1,285,248	625,139
Denominator for diluted net income per common share	93,503,568	92,688,510

At December 31, 2010, 1,590,270 stock options (2009 – 3,487,764 stock options) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

(l) Revenue recognition:

Revenue is recognized based on individual contract terms when the title and risk of loss to the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the Company retains title and risk of loss during shipment. For methanol shipped on a consignment basis, revenue is recognized when the customer consumes the methanol. For methanol sold on a commission basis, the commission income is included in revenue when earned.

(m) Financial instruments:

Financial instruments must be classified into one of five categories and, depending on the category, will either be measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured at fair value. Changes in the fair value of held-for-trading financial assets and liabilities are recognized in earnings and changes in the fair value of available-for-sale financial assets are recorded in other comprehensive income until the investment is either derecognized or impaired, at which time the amounts would be recorded in earnings. The Company classifies its cash and cash equivalents as held- for-trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities, long-term debt, net of financing costs, and other long-term liabilities are classified as other financial liabilities.

Under these standards, derivative financial instruments, including embedded derivatives, are classified as held-for-trading and are recorded on the balance sheet at fair value unless exempted. The Company records all changes in fair value of derivative financial instruments in earnings unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain interest rate swap contracts to hedge variable interest rate exposure on its limited recourse debt. The Company also enters into and designates as cash flow hedges certain forward exchange sales contracts to hedge foreign exchange exposure on anticipated sales. The Company assesses at inception and on an ongoing basis whether the hedges are and continue to be effective in offsetting changes in the cash flows of the hedged transactions. The effective portion of changes in the fair value of these hedging instruments is recognized in other comprehensive income. The ineffective portion of changes in fair value of these hedging instruments is recognized immediately in earnings.

(n) Income taxes:

Future income taxes are accounted for using the asset and liability method. The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantially enacted tax rates that are expected to be in effect when the underlying items of income or expense are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Future tax benefits, such as non-capital loss carryforwards, are recognized to the extent that realization of such benefits is considered to be more likely than not.

The Company accrues for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated.

Notes to Consolidated Financial Statements Annual Report 2010 METHANEX 59

The determination of income taxes requires the use of judgment and estimates. If certain judgments or estimates prove to be inaccurate, or if certain tax rates or laws change, the Company’s results of operations and financial position could be materially impacted.

(o) Oil and natural gas exploration and development expenditure:

The Company applies the full cost method of accounting for the investment associated with oil and gas exploration and development in the Dorado Riquelme block in southern Chile. Under this method, all costs, including internal costs and asset retirement costs, directly associated with the acquisition of, the exploration for and the development of natural gas reserves are capitalized. Costs are then depleted and amortized using the unit-of-production method based on estimated proved reserves. Capitalized costs subject to depletion include estimated future costs to be incurred in developing proved reserves. Costs of major development projects and costs of acquiring and evaluating significant unproved properties are excluded from the costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties or impairment has occurred. Costs that have been impaired are included in the costs subject to depletion and amortization.

Under full cost accounting, an impairment assessment (“ceiling test”) is performed on an annual basis for all oil and gas assets. An impairment loss is recognized in earnings when the carrying amount is not recoverable and the carrying amount exceeds its fair value. The carrying amount is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than the carrying amount, the impairment loss is measured as the amount by which the carrying amount exceeds the sum of the discounted cash flows of proved and probable reserves. The Company performed the annual ceiling test for its investment in the Dorado Riquelme block and concluded no impairment existed as at December 31, 2010.

(p) Anticipated changes to Canadian generally accepted accounting principles:

The Canadian Accounting Standards Board confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Consequently, we will issue our first interim consolidated financial statements in accordance with IFRS as issued by the IASB beginning with the first quarter ending March 31, 2011, with comparative financial results for 2010. Following the adoption of IFRS, the Company will no longer reconcile the financial statements to US GAAP as presented in note 20.

2. Gain on sale of Kitimat assets:

During 2010 the Company exercised an option to sell the Kitimat land and terminal assets for total proceeds of $31.8 million. The net book value associated with the assets sold was $9.6 million, resulting in the recognition of a gain of $22.2 million in 2010.

3. Receivables:

AS AT DECEMBER 31	2010	2009
Trade	$257,945	$191,002
Value-added and other tax receivables	43,495	56,264
Current portion of GeoPark financing (note 7)	8,800	8,086
Other	9,787	2,066
	$320,027	$257,418

4. Inventories:

Inventories are valued at the lower of cost, determined on a first-in, first-out basis, and estimated net realizable value. Substantially all inventories consist of produced and purchased methanol. The amount of inventories included in cost of sales and operating expenses and depreciation and amortization during the year ended December 31, 2010 is $1,604 million (2009 – $997 million).

60 METHANEX Annual Report 2010 Notes to Consolidated Financial Statements

5. Property, plant and equipment:

AS AT DECEMBER 31	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
2010
Plant and equipment	$2,618,802	$1,475,323	$1,143,479
Egypt plant under construction	942,045	–	942,045
Oil and gas assets	92,634	20,092	72,542
Other	116,203	60,433	55,770
	$3,769,684	$1,555,848	$2,213,836
2009
Plant and equipment	$2,591,480	$1,384,939	$1,206,541
Egypt plant under construction	854,164	–	854,164
Oil and gas assets	68,402	4,560	63,842
Other	127,623	68,383	59,240
	$3,641,669	$1,457,882	$2,183,787

6. Interest in Atlas joint venture:

The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31	2010	2009
Cash and cash equivalents	$10,675	$8,252
Other current assets	80,493	72,667
Property, plant and equipment	231,978	240,290
Restricted cash for debt service reserve account	12,548	12,920
Accounts payable and accrued liabilities	23,934	22,380
Long-term debt, including current maturities (note 8)	79,577	93,155
Future income tax liabilities	21,189	18,660

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31	2010	2009
Revenue	$180,314	$194,314
Expenses	(165,282)	(158,611)
Income before income taxes	15,032	35,703
Income tax expense	(3,972)	(6,127)
Net income	$11,060	$29,576

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31	2010	2009
Cash inflows from operating activities	$25,080	$36,166
Cash outflows from financing activities	(14,032)	(14,032)
Cash outflows from investing activities	(8,625)	(3,568)

7. Other assets:

AS AT DECEMBER 31	2010	2009
Marketing and production rights, net of accumulated amortization (a)	$11,600	$19,099
GeoPark financing (b)	17,068	37,969
Defined benefit pension plans (note 18)	16,007	16,003
Restricted cash (note 6)	12,548	12,920
Deferred financing costs, net of accumulated amortization (c)	1,791	9,725
Other	26,289	21,261
	$85,303	$116,977

(a) Marketing and production rights, net of accumulated amortization:

For the year ended December 31, 2010, amortization of marketing and production rights included in depreciation and amortization was $7.5 million (2009 – $8.0 million).

(b) GeoPark financing:

Over the past few years, the Company provided GeoPark Chile Limited (GeoPark) $57 million (of which $32 million has been repaid at December 31, 2010) in financing to support and accelerate GeoPark’s natural gas exploration and development activities in the

Notes to Consolidated Financial Statements Annual Report 2010 METHANEX 61

Fell block in southern Chile. GeoPark agreed to supply the Company with all natural gas sourced from the Fell block under a ten-year exclusive supply arrangement. As at December 31, 2010, the outstanding balance is $25.9 million, of which $8.8 million, representing the current portion, has been recorded in receivables.

(c) Deferred financing costs, net of accumulated amortization:

For the year ended December 31, 2010, amortization of deferred financing fees included in interest expense was $0.8 million (2009 – $0.6 million). During 2010, the Company was fully drawn on the Egyptian limited recourse debt facilities and reclassified the balance relating to deferred financing fees included in other assets to long-term debt.

8. Long-term debt:

AS AT DECEMBER 31	2010	2009
Unsecured notes:
(i) 8.75% due August 15, 2012 (effective yield 8.88%)	$199,112	$198,627
(ii) 6.00% due August 15, 2015 (effective yield 6.10%)	148,908	148,705
	348,020	347,332
Atlas limited recourse debt facilities (63.1% proportionate share):

(i) Senior commercial bank loan facility with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 2.25% to 2.75% per annum. Principal paid in 12 semi-annual payments that commenced June 2005.	–	7,071

(ii) Senior secured notes bearing an interest rate with semi-annual interest payments of 7.95% per annum. Principal paid in 9 semi-annual payments that commenced December 2010.	55,476	62,064

(iii) Senior fixed rate bond bearing an interest rate with semi-annual interest payments of 8.25% per annum. Principal will be paid in 4 semi-annual payments commencing June 2015.	14,816	14,769

(iv) Subordinated loans with an interest rate based on LIBOR plus a spread ranging from 2.25% to 2.75% per annum. Principal paid in 19 semi-annual payments commencing June 2011.	9,285	9,251
	79,577	93,155
Egypt limited recourse debt facilities:
Four facilities with interest payable semi-annually with rates based on LIBOR plus a spread ranging from 1.0% to 1.7% per annum. Principal paid in 24 semi-annual payments that commenced in September 2010.	499,706	461,570
Other limited recourse debt	19,638	12,187
Total long-term debt[1]	946,941	914,244
Less current maturities	(49,965)	(29,330)
	$896,976	$884,914

[1]	Total debt is presented net of deferred financing fees of $18.5 million at December 31, 2010 (2009 – $14.7 million).

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015.

The other limited recourse debt includes one limited recourse debt with a remaining term of approximately nine years with interest payable at LIBOR plus 0.75% and another limited recourse debt with a remaining term of approximately six and a half years with interest payable at LIBOR plus 2.8%. Both of these financial obligations are paid in equal quarterly principal payments.

For the year ended December 31, 2010, non-cash accretion, on an effective interest basis, of deferred financing costs included in interest expense was $1.1 million (2009 – $1.2 million).

The minimum principal payments in aggregate and for each of the five succeeding years are as follows:

2011	$49,552
2012	251,041
2013	58,368
2014	54,136
2015	200,114
Thereafter	352,274
$965,485

The covenants governing the Company’s unsecured notes apply to the Company and its subsidiaries excluding the Atlas joint venture and Egypt entity (“limited recourse subsidiaries”) and include restrictions on liens and sale and lease-back transactions, or merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indenture also contains customary default provisions.

62 METHANEX Annual Report 2010 Notes to Consolidated Financial Statements

The Company has a $200 million unsecured revolving bank facility provided by highly rated financial institutions that expires in May 2012 and that contains covenant and default provisions in addition to those of the unsecured notes as described above. Significant covenants and default provisions under this facility include:

a)	the obligation to maintain an EBITDA to interest coverage ratio of greater than 2:1 and a debt to capitalization ratio of less than or equal to 50%, calculated on a four quarter trailing average basis in accordance with definitions in the credit agreement that include adjustments related to the limited recourse subsidiaries,

b)	a default if payment on any indebtedness of $10 million or more of the Company and its subsidiaries except for the limited recourse subsidiaries is accelerated by the creditor, and

c)	a default if a default occurs on any other indebtedness of $50 million or more of the Company and its subsidiaries except for the limited recourse subsidiaries that permits the creditor to demand repayment.

The Atlas and Egypt limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the Egypt entity and the Atlas joint venture, respectively. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries. The Atlas and Egypt limited recourse debt facilities have customary covenants and default provisions that apply only to these entities, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other distributions. The Egypt limited recourse debt facilities also require that certain conditions associated with completion of plant construction and commissioning be met by no later than September 30, 2011. These conditions include a 90-day plant reliability test and finalization of certain land title registrations and related mortgages that require actions by governmental entities.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests and to accelerate the due date of the principal and accrued interest on any outstanding loans.

At December 31, 2010, management believes the Company was in compliance with all of the covenants and default provisions referred to above.

9. Other long-term liabilities:

AS AT DECEMBER 31	2010	2009
Asset retirement obligations (a)	$16,241	$16,134
Capital lease obligation (b)	10,755	15,921
Stock-based compensation liability (note 10 (b) and 10 (c))	47,250	21,411
Fair value of derivative financial instruments (note 16)	43,488	33,284
Chile retirement arrangement (note 18)	24,163	19,785
	141,897	106,535
Less current maturities	(13,395)	(9,350)
	$128,502	$97,185

(a) Asset retirement obligations:

The Company has accrued for asset retirement obligations related to those sites where a reasonably definitive estimate of the fair value of the obligation can be made. Because of uncertainties in estimating future costs and the timing of expenditures related to the currently identified sites, actual results could differ from the amounts estimated. During the year ended December 31, 2010, cash expenditures applied against the accrual for asset retirement obligations were $0.2 million (2009 – nil). At December 31, 2010, the total undiscounted amount of estimated cash flows required to settle the obligation was $17.0 million (2009 – $17.8 million).

(b) Capital lease obligation:

As at December 31, 2010, the Company has a capital lease obligation related to an ocean-going vessel. The future minimum lease payment in aggregate until the expiry of the lease in 2012 is $10.8 million, which is net of $6.4 million of executory and imputed interest costs.

10. Stock-based compensation:

The Company provides stock-based compensation to its directors and certain employees through grants of stock options, tandem share appreciation rights, share appreciation rights and deferred, restricted or performance share units.

Notes to Consolidated Financial Statements Annual Report 2010 METHANEX 63

(a) Stock options:

At December 31, 2010, the Company had 2,495,458 common shares reserved for future stock option grants and tandem share appreciation rights under the Company’s stock option plan.

(i) Incentive stock options:

The exercise price of each incentive stock option is equal to the quoted market price of the Company’s common shares at the date of the grant. Options granted prior to 2005 have a maximum term of ten years with one-half of the options vesting one year after the date of the grant and a further vesting of one-quarter of the options per year over the subsequent two years. Beginning in 2005, all options granted have a maximum term of seven years with one-third of the options vesting each year after the date of grant.

Common shares reserved for outstanding incentive stock options at December 31, 2010 and 2009 are as follows:

	OPTIONS DENOMINATED IN CAD[1]		OPTIONS DENOMINATED IN USD
	NUMBER OF STOCK OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF STOCK OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at December 31, 2008	76,450	$6.95	3,743,117	$23.27
Granted	–	–	1,361,130	6.33
Exercised	(20,100)	5.26	(21,750)	8.72
Cancelled	(1,000)	5.85	(84,255)	20.46
Outstanding at December 31, 2009	55,350	7.58	4,998,242	18.77
Granted	–	–	89,250	25.22
Exercised	(45,600)	8.19	(478,180)	18.54
Cancelled	(7,500)	3.29	(35,055)	15.33
Outstanding at December 31, 2010	2,250	$9.56	4,574,257	$18.95

[1]	All options denominated in CAD are outstanding and exercisable at December 31, 2010.

Information regarding incentive stock options outstanding at December 31, 2010 is as follows:

	OPTIONS OUTSTANDING AT DECEMBER 31, 2010			OPTIONS EXERCISABLE AT DECEMBER 31, 2010
RANGE OF EXERCISE PRICES	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	NUMBER OF STOCK OPTIONS OUTSTANDING	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF STOCK OPTIONS EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
Options denominated in USD
$ 6.33 to 11.56	4.9	1,356,780	$6.53	479,570	$6.90
$ 17.85 to 22.52	2.0	1,256,000	20.27	1,256,000	20.27
$ 23.92 to 28.43	3.8	1,961,477	26.69	1,529,168	26.39
	3.6	4,574,257	$18.95	3,264,738	$21.17

(ii) Fair value assumptions:

The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

FOR THE YEARS ENDED DECEMBER 31	2010	2009
Risk-free interest rate	1.7%	1.8%
Expected dividend yield	2%	2%
Expected life of option	4 years	5 years
Expected volatility	47%	44%
Expected forfeitures	5%	5%
Weighted average fair value of options granted (USD per share)	$7.59	$2.06

For the year ended December 31, 2010, compensation expense related to stock options was $2.4 million (2009 – $4.4 million).

(b) Share appreciation rights and tandem share appreciation rights:

During 2010, the Company’s stock option plan was amended to include tandem share appreciation rights (TSARs) and a new plan was introduced for share appreciation rights (SARs). A SAR gives the holder a right to receive a cash payment equal to the amount the market price of the Company’s common shares exceeds the exercise price. A TSAR gives the holder the choice between exercising a regular stock option or surrendering the option for a cash payment equal to the amount the market price of the Company’s common shares exceeds the exercise price. All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year after the date of grant.

64 METHANEX Annual Report 2010 Notes to Consolidated Financial Statements

(i) Outstanding SARs and TSARs:

SARs and TSARs outstanding at December 31, 2010:

	Share Appreciation Rights		Tandem Share Appreciation Rights
	NUMBER OF UNITS	EXERCISE PRICE	NUMBER OF UNITS	EXERCISE PRICE
Outstanding at December 31, 2009	–	$–	–	$–
Granted	394,065	25.22	735,505	25.19
Exercised	–	–	–	–
Cancelled	(5,100)	25.22	–	–
Outstanding at December 31, 2010	388,965	$25.22	735,505	$25.19

(ii) Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is initially measured based on their intrinsic value and is recognized over the related service period. The intrinsic value is measured by the amount the market price of the Company’s common shares exceeds the exercise price of a unit. Changes in intrinsic value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The intrinsic value at December 31, 2010 was $5.8 million compared with the recorded liability of $3.4 million. The difference between the intrinsic value and the recorded liability of $2.4 million will be recognized over the weighted average remaining service period of approximately 2.2 years. For the year ended December 31, 2010, compensation expense related to SARs and TSARs included in cost of sales and operating expenses was $3.4 million (2009 – nil).

(c) Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at December 31, 2010 are as follows:

	NUMBER OF DEFERRED SHARE UNITS	NUMBER OF RESTRICTED SHARE UNITS	NUMBER OF PERFORMANCE SHARE UNITS
Outstanding at December 31, 2008	411,395	12,523	1,057,648
Granted	125,858	15,200	396,470
Granted in lieu of dividends	24,543	1,354	52,789
Redeemed	(56,620)	(6,599)	(395,420)
Cancelled	–	–	(32,675)
Outstanding at December 31, 2009	505,176	22,478	1,078,812
Granted	48,601	29,500	404,630
Granted in lieu of dividends	14,132	1,265	28,915
Redeemed	(10,722)	(6,639)	(326,840)
Cancelled	–	–	(15,900)
Outstanding at December 31, 2010	557,187	46,604	1,169,617

The fair value of deferred, restricted and performance share units is initially measured at the grant date based on the market value of the Company’s common shares and is recognized in earnings over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units outstanding at December 31, 2010 was $53.8 million (2009 – $26.7 million) compared with the recorded liability of $43.8 million (2009 – $21.4 million). The difference between the fair value and the recorded liability at December 31, 2010 of $10.0 million will be recognized over the weighted average remaining service period of approximately 1.5 years.

For the year ended December 31, 2010, compensation expense related to deferred, restricted and performance share units was $25.7 million (2009 – $8.2 million). Included in the compensation expense for the year ended December 31, 2010 was $16.3 million (2009 – $0.9 million) related to the effect of the change in the Company’s share price.

11. Interest expense:

FOR THE YEARS ENDED DECEMBER 31	2010	2009
Interest expense before capitalized interest	$62,313	$59,799
Less capitalized interest related to Egypt plant under construction	(38,075)	(32,429)
Interest expense	$24,238	$27,370

Interest during construction and commissioning of the Egypt methanol facility is capitalized until the plant is operating in the manner intended by management. The Company has secured limited recourse debt of $530 million for its joint venture project to

Notes to Consolidated Financial Statements Annual Report 2010 METHANEX 65

construct a 1.26 million tonne per year methanol facility in Egypt. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. For the year ended December 31, 2010 interest costs of $38.1 million (2009 – $32.4 million) related to this project were capitalized, inclusive of interest rate swaps.

12. Segmented information:

The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.

During the years ended December 31, 2010 and 2009, revenues attributed to geographic regions, based on the location of customers were as follows:

	UNITED STATES	CANADA	EUROPE	CHINA	KOREA	OTHER ASIA	LATIN AMERICA	TOTAL
Revenue
2010	$469,494	$142,347	$454,130	$350,578	$216,232	$127,242	$206,560	$1,966,583
2009	$354,605	$106,437	$198,205	$195,315	$135,479	$83,039	$125,089	$1,198,169

As at December 31, 2010 and 2009, the net book value of property, plant and equipment by country was as follows:

	EGYPT	CHILE	TRINIDAD	NEW ZEALAND	CANADA	KOREA	OTHER	TOTAL
Property, plant and equipment
2010	$942,045	$658,412	$461,247	$86,491	$15,596	$14,038	$36,007	$2,213,836
2009	$854,164	$687,313	$488,655	$86,730	$17,101	$14,840	$34,984	$2,183,787

13. Income and other taxes:

(a) Income tax expense:

The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to income before income taxes. These differences are as follows:

FOR THE YEARS ENDED DECEMBER 31	2010	2009
Canadian statutory tax rate	28.5%	30.0%

Income tax expense (recovery) calculated at Canadian statutory tax rate	$38,794	$(1,060)
Increase (decrease) in income tax expense resulting from:
Impact of income and losses taxed in foreign jurisdictions	5,982	(5,499)
Previously unrecognized loss carryforwards and temporary differences	(13,173)	–
Other	2,785	2,285
Total income tax expense (recovery)	$34,388	$(4,274)

(b) Net future income tax liabilities:

The tax effect of temporary differences that give rise to future income tax liabilities and future income tax assets are as follows:

AS AT DECEMBER 31	2010	2009
Future income tax liabilities:
Property, plant and equipment	$232,558	$234,162
Other	136,967	121,668
	369,525	355,830
Future income tax assets:
Non-capital loss carryforwards	98,392	126,014
Property, plant and equipment	7,622	17,842
Other	98,561	74,310
	204,575	218,166
Future income tax asset valuation allowance	(142,915)	(162,846)
	61,660	55,320
Net future income tax liabilities	$307,865	$300,510

66 METHANEX Annual Report 2010 Notes to Consolidated Financial Statements

At December 31, 2010, the Company had non-capital loss carryforwards available for tax purposes of approximately $172 million in Canada and approximately $102 million in New Zealand. In Canada, these loss carryforwards expire in the period 2014 to 2015, inclusive. In New Zealand the loss carryforwards do not have an expiry date.

(c) Contingent tax liability:

The Board of Inland Revenue of Trinidad and Tobago issued assessments against the Company’s wholly owned subsidiary, Methanex Trinidad (Titan) Unlimited, in respect of the 2003 and 2004 financial years. The assessments relate to the deferral of tax depreciation deductions during the five-year tax holiday that ended in 2005. The impact of the amount in dispute as at December 31, 2010 is approximately $26 million in current taxes and $23 million in future taxes, exclusive of any interest charges.

The Company has appealed the assessments and based on the merits of the case and legal interpretation, management believes its position should be sustained.

14. Changes in non-cash working capital:

Changes in non-cash working capital for the years ended December 31, 2010 and 2009 are as follows:

FOR THE YEARS ENDED DECEMBER 31	2010	2009
Decrease (increase) in non-cash working capital:
Receivables	$(62,609)	$(43,999)
Inventories	(58,768)	6,083
Prepaid expenses	(2,984)	(7,053)
Accounts payable and accrued liabilities	17,806	(2,445)
	(106,555)	(47,414)
Adjustments for items not having a cash effect	5,499	733
Changes in non-cash working capital	$(101,056)	$(46,681)
These changes relate to the following activities:
Operating	$(98,706)	$(18,253)
Investing	(2,350)	(28,428)
Changes in non-cash working capital	$(101,056)	$(46,681)

15. Capital disclosures:

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern, to provide financial capacity and flexibility to meet its strategic objectives, to provide an adequate return to shareholders commensurate with the level of risk, and to return excess cash through a combination of dividends and share repurchases.

AS AT DECEMBER 31	2010	2009
Liquidity:
Cash and cash equivalents	$193,794	$169,788
Undrawn Egypt limited recourse debt facilities	–	58,048
Undrawn credit facilities	200,000	200,000
Total liquidity	$393,794	$427,836
Capitalization:
Unsecured notes	$348,020	$347,332
Limited recourse debt facilities, including current portion	598,921	566,912
Total debt	946,941	914,244
Non-controlling interest	146,099	133,118
Shareholders’ equity	1,276,627	1,236,086
Total capitalization	$2,369,667	$2,283,448
Total debt to capitalization[1]	40%	40%
Net debt to capitalization[2]	35%	35%

[1]	Total debt divided by total capitalization.
[2]	Total debt less cash and cash equivalents divided by total capitalization less cash and cash equivalents.

The Company manages its liquidity and capital structure and makes adjustments to it in light of changes to economic conditions, the underlying risks inherent in its operations and capital requirements to maintain and grow its operations. The strategies

Notes to Consolidated Financial Statements Annual Report 2010 METHANEX 67

employed by the Company include the issue or repayment of general corporate debt, the issue of project debt, the issue of equity, the payment of dividends and the repurchase of shares.

The Company is not subject to any statutory capital requirements and has no commitments to sell or otherwise issue common shares except pursuant to outstanding employee stock options.

The undrawn credit facility in the amount of $200 million is provided by highly rated financial institutions, expires in May 2012 and is subject to certain financial and other covenants. Note 8 provides further details regarding the financial and other covenants.

16. Financial instruments:

Financial instruments are either measured at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Derivative financial instruments are classified as held-for-trading and are recorded on the balance sheet at fair value unless exempted. Changes in the fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges.

The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

AS AT DECEMBER 31	2010	2009
Financial assets:
Held-for-trading financial assets:
Cash and cash equivalents[1]	$193,794	$169,788
Debt service reserve accounts included in other assets[1]	12,548	12,920

Loans and receivables:
Receivables, excluding current portion of GeoPark financing	316,070	249,332
GeoPark financing, including current portion (note 7)	25,868	46,055
Total financial assets[2]	$548,280	$478,095
Financial liabilities:
Other financial liabilities:
Accounts payable and accrued liabilities	$250,730	$232,924
Long-term debt, including current portion	946,941	914,244

Held-for-trading financial liabilities:
Derivative instruments designated as cash flow hedges[1]	43,488	33,185
Derivative instruments	–	99
Total financial liabilities	$1,241,159	$1,180,452

[1]

Cash and cash equivalents and debt service reserve accounts are measured at fair value based on quoted prices in active markets for identical assets and the Egypt interest rate swaps designated as cash flow hedges are measured at fair value based on quoted prices in non-active markets received from counterparties.

[2]	The carrying amount of the financial assets represents the maximum exposure to credit risk at December 31, 2010.

The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015.

These interest rate swaps had outstanding notional amounts of $368 million as at December 31, 2010. The notional amount decreases over the repayment period of the Egypt limited recourse debt facilities. At December 31, 2010, these interest rate swap contracts had a negative fair value of $43.5 million (2009 – $33.2 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity. Changes in the fair value of derivative financial instruments designated as cash flow hedges have been recorded in other comprehensive income.

The fair values of the Company’s derivative financial instruments as disclosed above are determined based on quoted market prices received from counterparties and adjusted for credit risk.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of

68 METHANEX Annual Report 2010 Notes to Consolidated Financial Statements

derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties to derivative financial instruments with positive fair values failed completely to perform under the contracts was nil at December 31, 2010 (2009 – nil).

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	2010		2009
AS AT DECEMBER 31	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Long-term debt	$946,941	$951,388	$914,244	$840,577

There is no publicly traded market for the limited recourse debt facilities the fair value of which is estimated by reference to current market prices for debt securities with similar terms and characteristics. The fair value of the unsecured notes was calculated by reference to a limited number of small transactions at the end of 2010 and 2009. The fair value of the Company’s long-term debt will fluctuate until maturity.

17. Financial risk management:

(a) Market risks:

The Company’s operations consist of the production and sale of methanol. Market fluctuations may result in significant cash flow and profit volatility risk for the Company. Its worldwide operating business as well as its investment and financing activities are affected by changes in methanol and natural gas prices and interest and foreign exchange rates. The Company seeks to manage and control these risks primarily through its regular operating and financing activities and uses derivative instruments to hedge these risks when deemed appropriate. This is not an exhaustive list of all risks, nor will the risk management strategies eliminate these risks.

Methanol price risk

The methanol industry is a highly competitive commodity industry and methanol prices fluctuate based on supply and demand fundamentals and other factors. Accordingly, it is important to maintain financial flexibility. The Company has adopted a prudent approach to financial management by maintaining a strong balance sheet including back-up liquidity.

Natural gas price risk

Natural gas is the primary feedstock for the production of methanol and the Company has entered into long-term natural gas supply contracts for its production facilities in Chile, Trinidad and Egypt and shorter-term natural gas supply contracts for its New Zealand operations. These natural gas supply contracts include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol prices above a certain level.

Interest rate risk

Interest rate risk is the risk that the Company suffers financial loss due to changes in the value of an asset or liability or in the value of future cash flows due to movements in interest rates.

The Company’s interest rate risk exposure is mainly related to long-term debt obligations. Approximately one-half of its debt obligations are subject to interest at fixed rates. The Company also seeks to limit this risk through the use of interest rate swaps, which allows the Company to hedge cash flow changes by swapping variable rates of interest into fixed rates of interest.

AS AT DECEMBER 31	2010	2009
Fixed interest rate debt:
Unsecured notes	$348,020	$347,332
Atlas limited recourse debt facilities (63.1% proportionate share)	70,292	76,833
	$418,312	$424,165
Variable interest rate debt:
Atlas limited recourse debt facilities (63.1% proportionate share)	$9,285	$16,322
Egypt limited recourse debt facilities	499,706	461,570
Other limited recourse debt facilities	19,638	12,187
	$528,629	$490,079

The Company has entered into interest rate swap contracts to hedge the variability in LIBOR-based interest payments on its Egypt limited recourse debt facilities described in note 16. The notional amount decreases over the repayment period. The aggregate impact of these contracts is to swap the LIBOR-based interest payments for an average fixed rate of 4.8% plus a

Notes to Consolidated Financial Statements Annual Report 2010 METHANEX 69

spread on approximately 75% of the Egypt limited recourse debt facilities for the period to March 31, 2015. The net fair value of cash flow interest rate swaps was negative $43.5 million as at December 31, 2010. The change in fair value of the interest rate swaps and the related impact on other comprehensive income assuming a 1% change in the interest rates along the yield curve would be approximately $15.0 million as of December 31, 2010 (2009 – $16.1 million). These interest rate swaps are designated as cash flow hedges, which results in the effective portion of changes in their fair value being recorded in other comprehensive income.

For fixed interest rate debt, a 1% change in interest rates would result in a change in fair value of the debt (disclosed in note 16) of approximately $11.5 million as of December 31, 2010 (2009 – $13.9 million).

For the variable interest rate debt that is unhedged, a 1% change in LIBOR would result in a change in annual interest payments of $1.6 million as of December 31, 2010 (2009 – $1.4 million).

Foreign currency risk

The Company’s international operations expose the Company to foreign currency exchange risks in the ordinary course of business. Accordingly, the Company has established a policy that provides a framework for foreign currency management and hedging strategies and defines the approved hedging instruments. The Company reviews all significant exposures to foreign currencies arising from operating and investing activities and hedges exposures if deemed appropriate.

The dominant currency in which the Company conducts business is the United States dollar, which is also the reporting currency.

Methanol is a global commodity chemical that is priced in United States dollars. In certain jurisdictions, however, the transaction price is set either quarterly or monthly in the local currency. Accordingly, a portion of the Company’s revenue is transacted in Canadian dollars, euros and to a lesser extent other currencies. For the period from when the price is set in local currency to when the amount due is collected, the Company is exposed to declines in the value of these currencies compared to the United States dollar. The Company also purchases varying quantities of methanol for which the transaction currency is the euro and to a lesser extent other currencies. In addition, some of the Company’s underlying operating costs and capital expenditures are incurred in other currencies. The Company is exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. The Company has elected not to actively manage these exposures at this time except for significant net exposure to euro revenues which is hedged through forward exchange contracts each quarter when the euro price for methanol is established.

As of December 31, 2010, the Company had a net working capital asset of $74.3 million in non-US dollar currencies (2009 – $25.5 million). As of December 31, 2010, each 10% strengthening (weakening) of the US dollar against these currencies would decrease (increase) the value of net working capital and pre-tax cash flows and earnings by approximately $7 million (2009 – $3 million).

(b) Liquidity risks:

Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities, such as the settlement of financial debt and lease obligations and payment to its suppliers. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain and grow its operations. At December 31, 2010, the Company had $194 million of cash and cash equivalents. In addition, the Company has an undrawn, unsecured revolving bank facility of $200 million provided by highly rated financial institutions that expires in May 2012.

In addition to the above-mentioned sources of liquidity, the Company constantly monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting refinancing risks.

The expected cash outflows of financial liabilities from the date of the balance sheet to the contractual maturity date are as follows:

AS AT DECEMBER 31	CARRYING AMOUNT	CONTRACTUAL CASH FLOWS	1 YEAR OR LESS	1 - 3 YEARS	3 - 5 YEARS	MORE THAN 5 YEARS
Trade and other payables[1]	$219,731	$219,731	219,731	–	–	–
Long-term debt[2]	946,941	1,158,761	90,868	366,152	295,278	406,463
Egypt interest rate swaps	43,488	46,488	15,398	23,791	7,299	–
	$1,210,160	$1,424,980	$325,997	$389,943	$302,577	$406,463

70 METHANEX Annual Report 2010 Notes to Consolidated Financial Statements

1	Excludes taxes and accrued interest.
2	Contractual cash flows include contractual interest payments related to debt obligations. Interest rates on variable rate debt are based on prevailing rates at December 31, 2010.

(c) Credit risk:

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists, and also includes the fair values of contracts with individual counterparties that are recorded in the financial statements.

Trade credit risk

Trade credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of the security provided declines. The Company has implemented a credit policy that includes approvals for new customers, annual credit evaluations of all customers and specific approval for any exposures beyond approved limits. The Company employs a variety of risk-mitigation alternatives including certain contractual rights in the event of deterioration in customer credit quality and various forms of bank and parent company guarantees and letters of credit to upgrade the credit risk to a credit rating equivalent or better than the stand-alone rating of the counterparty. Trade credit losses have historically been minimal and at December 31, 2010 substantially all of the trade receivables were classified as current.

Cash and cash equivalents

To manage credit and liquidity risk, the Company’s investment policy specifies eligible types of investments, maximum counterparty exposure and minimum credit ratings. Therefore, the Company invests only in highly rated investment grade instruments that have maturities of three months or less.

Derivative financial instruments

The Company’s hedging policies specify risk management objectives and strategies for undertaking hedge transactions. The policies also include eligible types of derivatives, required transaction approvals, as well as maximum counterparty exposures and minimum credit ratings. The Company does not use derivative financial instruments for trading or speculative purposes.

To manage credit risk, the Company only enters into derivative financial instruments with highly rated investment grade counterparties. Hedge transactions are reviewed, approved and appropriately documented in accordance with policies.

18. Retirement plans:

(a) Defined benefit pension plans:

The Company has non-contributory defined benefit pension plans covering certain employees. The Company does not provide any significant post-retirement benefits other than pension plan benefits. Information concerning the Company’s defined benefit pension plans, in aggregate, is as follows:

AS AT DECEMBER 31	2010	2009
Accrued benefit obligations:
Balance, beginning of year	$61,643	$50,020
Current service cost	2,329	2,271
Interest cost on accrued benefit obligations	3,540	3,088
Benefit payments	(3,220)	(7,602)
Gain on curtailment	–	(709)
Actuarial loss	2,204	4,266
Foreign exchange loss	3,576	10,309
Balance, end of year	70,072	61,643
Fair values of plan assets:
Balance, beginning of year	42,103	31,864
Actual returns on plan assets	2,993	4,271
Contributions	1,229	8,555
Benefit payments	(3,220)	(7,602)
Foreign exchange gain	2,273	5,015
Balance, end of year	45,378	42,103
Unfunded status	24,694	19,540
Unamortized actuarial loss	(16,531)	(15,758)
Accrued benefit liabilities, net	$8,163	$3,782

Notes to Consolidated Financial Statements Annual Report 2010 METHANEX 71

The Company has an unfunded retirement arrangement for its employees in Chile that will be funded at retirement in accordance with Chilean law. At December 31, 2010, the balance of accrued benefit liabilities, net is comprised of $24.2 million recorded in other long-term liabilities for an unfunded retirement arrangement in Chile and $16.0 million recorded in other assets for defined benefit plans in Canada and Europe. The accrued benefit for the unfunded retirement arrangement in Chile is paid when an employee retires in accordance with Chilean regulations.

The Company’s net defined benefit pension plan expense for the years ended December 31, 2010 and 2009 is as follows:

FOR THE YEARS ENDED DECEMBER 31	2010	2009
Net defined benefit plan pension expense:
Current service cost	$2,329	$2,271
Interest cost on accrued benefit obligations	3,540	3,088
Actual return on plan assets	(2,993)	(4,271)
Settlement and termination benefit	–	1,521
Actuarial losses	2,204	3,557
Other	64	481
	$5,144	$6,647

The Company uses a December 31 measurement date for its defined benefit pension plans. Actuarial reports for the Company’s defined benefit pension plans were prepared by independent actuaries for funding purposes as of December 31, 2007 in Canada. The next actuarial reports for funding purposes for the Company’s Canadian defined benefit pension plans are scheduled to be completed for the 2011 year end, dated as of December 31, 2010.

The actuarial assumptions used in accounting for the defined benefit pension plans are as follows:

	2010	2009
Benefit obligation at December 31:
Weighted average discount rate	5.43%	5.86%
Rate of compensation increase	4.15%	4.14%
Net expense for years ended December 31:
Weighted average discount rate	5.91%	6.08%
Rate of compensation increase	4.44%	4.54%
Expected rate of return on plan assets	7.00%	7.00%

The asset allocation for the defined benefit pension plan assets as at December 31, 2010 and 2009 is as follows:

AS AT DECEMBER 31	2010	2009
Equity securities	47%	46%
Debt securities	25%	24%
Cash and other short-term securities	28%	30%
Total	100%	100%

(b) Defined contribution pension plans:

The Company has defined contribution pension plans. The Company’s funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings. Total net pension expense for the defined contribution pension plans charged to operations during the year ended December 31, 2010 was $3.4 million (2009 – $3.3 million).

19. Commitments and contingencies:

(a) Take-or-pay purchase contracts and related commitments:

The Company has commitments under take-or-pay natural gas supply contracts to purchase annual quantities of feedstock supplies and to pay for transportation capacity related to these supplies to 2035. The minimum estimated commitment under these contracts, excluding Argentina natural gas supply contracts, is as follows:

2011	2012	2013	2014	2015	THEREAFTER
$ 237,104	$240,107	$149,787	$150,260	$112,014	$1,423,921

72 METHANEX Annual Report 2010 Notes to Consolidated Financial Statements

(b) Argentina natural gas supply contracts:

The Company has supply contracts with Argentinean suppliers for natural gas sourced from Argentina for a significant portion of the capacity of its facilities in Chile. These contracts have expiration dates between 2017 and 2025 and represent a total future commitment of approximately $1 billion at December 31, 2010. Since June 2007, the Company’s natural gas suppliers from Argentina have curtailed all gas supply to the Company’s plants in Chile in response to various actions by the Argentinean government, including imposing a large increase to the duty on natural gas exports. Under the current circumstances, the Company does not expect to receive any further natural gas supply from Argentina.

(c) Operating lease commitments:

The Company has future minimum lease payments under operating leases relating primarily to vessel charter, terminal facilities, office space, equipment and other operating lease commitments as follows:

2011	2012	2013	2014	2015	THEREAFTER
$ 141,984	$125,545	$115,279	$95,687	$65,979	$408,501

(d) Purchased methanol:

We have marketing rights for 100% of the production from our jointly owned plants (the Atlas plant in Trinidad in which we have a 63.1% interest and the new plant in Egypt in which we have a 60% interest) which results in purchase commitments of an additional 1.17 million tonnes per year of methanol offtake supply when these plants operate at capacity. At December 31, 2010, the Company had commitments to purchase methanol under offtake contracts for approximately 375,000 tonnes for 2011 and approximately 266,000 tonnes for 2012. The pricing under the purchase commitments related to our 100% marketing rights from our jointly owned plants and the purchase commitments with other suppliers is referenced to pricing at the time of purchase or sale, and accordingly, no amounts have been included in the above table.

20. United States generally accepted accounting principles:

The Company follows generally accepted accounting principles in Canada (Canadian GAAP) that are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (US GAAP). The significant differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated financial statements as at and for the years ended December 31, 2010 and 2009 are as follows:

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31	2010		2009
	CANADIAN GAAP	US GAAP	CANADIAN GAAP	US GAAP
ASSETS
Current assets	$771,020	$771,020	$622,653	$622,653
Property, plant and equipment (a)	2,213,836	2,242,503	2,183,787	2,214,366
Other assets (d) (g)	85,303	91,873	116,977	122,055
	$3,070,159	$3,105,396	$2,923,417	$2,959,074
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities (c)	$314,090	$321,724	$271,604	$277,309
Long-term debt (g)	896,976	915,521	884,914	899,632
Other long-term liabilities (b) (d)	128,502	137,068	97,185	103,303
Future income taxes (d) (f)	307,865	316,304	300,510	309,559
Non-controlling interest (h)	146,099	–	133,118	–

Shareholders’ equity:
Capital stock (a) (b)	440,092	846,635	427,792	833,959
Additional paid-in capital	–	26,056	–	26,939
Contributed surplus	26,308	–	27,007	–
Retained earnings	850,691	451,390	806,158	414,230
Accumulated other comprehensive loss (d)	(40,464)	(55,401)	(24,871)	(38,975)
Non-controlling interest (h)	–	146,099	–	133,118
	1,276,627	1,414,779	1,236,086	1,369,271
	$3,070,159	$3,105,396	$2,923,417	$2,959,074

Notes to Consolidated Financial Statements Annual Report 2010 METHANEX 73

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31	2010	2009
Net income in accordance with Canadian GAAP	$101,733	$738
Add (deduct) adjustments for:
Depreciation and amortization (a)	(1,911)	(1,911)
Stock-based compensation (b)	(4,202)	(130)
Uncertainty in income taxes (c)	(1,929)	(2,136)
Income tax effect of above adjustments (f)	669	669
Net income (loss) in accordance with US GAAP	$94,360	$(2,770)
Per share information in accordance with US GAAP:
Basic net income (loss) per common share	$1.02	$(0.03)
Diluted net income (loss) per common share	$1.01	$(0.03)

	2010			2009
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31	CANADIAN GAAP	ADJUSTMENTS	US GAAP	US GAAP
Net income (loss)	$101,733	$(7,373)	$94,360	$(2,770)
Change in fair value of forward exchange contracts, net of tax	–	–	–	36
Change in fair value of interest rate swap, net of tax	(15,593)	–	(15,593)	(882)
Change related to pension, net of tax (d)	–	(833)	(833)	1,253
Comprehensive income (loss)	$86,140	$(8,206)	$77,934	$(2,363)

	2010			2009
CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS FOR THE YEARS ENDED DECEMBER 31	CANADIAN GAAP	ADJUSTMENTS	US GAAP	US GAAP
Balance, beginning of year	$(24,871)	$(14,104)	$(38,975)	$(39,382)
Change in fair value of forward exchange contracts, net of tax	–	–	–	36
Change in fair value of interest rate swap, net of tax	(15,593)	–	(15,593)	(882)
Change related to pension, net of tax (d)	–	(833)	(833)	1,253
Accumulated other comprehensive loss	$(40,464)	$(14,937)	$(55,401)	$(38,975)

(a) Business combination:

Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under US GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. For US GAAP purposes, property, plant and equipment at December 31, 2010 has been increased by $28.7 million (2009 – $30.6 million) to reflect the business combination as a purchase. For the year ended December 31, 2010, an adjustment to increase depreciation expense by $1.9 million (2009 – $1.9 million) has been recorded in accordance with US GAAP.

(b) Stock-based compensation:

During 2010, the Company granted 394,065 share appreciation rights (SARs) and 735,505 tandem share appreciation rights (TSARs). A SAR gives the holder a right to receive a cash payment equal to the amount the market price of the Company’s common shares exceeds the exercise price of a unit. A TSAR gives the holder the choice between exercising a regular stock option or surrendering the option for a cash payment equal to the difference between the market price of a common share and the exercise price. Refer to note 10 for further details regarding SARs and TSARs.

Under Canadian GAAP, both SARs and TSARs are accounted for using the intrinsic value method. The intrinsic value is measured by the amount the market price of the Company’s common shares exceeds the exercise price of a unit. For December 31, 2010, compensation expense related to SARs and TSARs under Canadian GAAP was $3.4 million as the market price was higher than the exercise price. Under US GAAP, SARs and TSARs are required to be accounted for using a fair value method. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The Company used the Black-Scholes option pricing model to determine the fair value of the SARs and TSARs and this has resulted in an increase in cost of sales and operating expenses and other long-term liabilities of $4.2 million for the year ended December 31, 2010.

74 METHANEX Annual Report 2010 Notes to Consolidated Financial Statements

(c) Accounting for uncertainty in income taxes:

US GAAP for recording uncertainties in income taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For the year ended December 31, 2010, an adjustment to increase income tax expense by $1.9 million (2009 – $2.1 million) has been recorded in accordance with US GAAP.

(d) Defined benefit pension plans:

US GAAP requires the Company to measure the funded status of a defined benefit pension plan at its balance sheet reporting date and recognize the unrecorded overfunded or underfunded status as an asset or liability with the change in that unrecorded funded status recorded to other comprehensive income. As at December 31, 2010, the impact of this standard on the Company is the recognition of deferred actuarial losses for Canadian GAAP of $16.5 million (2009 – $15.7 million), net of a future income tax recovery of $1.6 million (2009 – $1.6 million) to accumulated other comprehensive loss, with a corresponding decrease to other assets of $12.0 million (2009 – $9.6 million) and an increase to other long-term liabilities of $4.5 million (2009 – $6.1 million).

(e) Interest in Atlas joint venture:

US GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from US GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission. Details of the Company’s interest in the Atlas joint venture are provided in note 6.

(f) Income tax accounting:

The income tax differences include the income tax effect of the adjustments related to accounting differences between Canadian and US GAAP. During the year ended December 31, 2010, this resulted in an adjustment to increase net income by $0.7 million (2009 – $0.7 million).

(g) Deferred financing fees:

Under Canadian GAAP, the Company is required to present long-term debt net of deferred financing fees. Under US GAAP, the Company is required to present the long-term debt and related finance fees on a gross basis. As at December 31, 2010, the Company recorded an adjustment to increase other assets and long-term debt by $18.5 million (2009 – $14.7 million) in accordance with US GAAP.

(h) Non-controlling interests:

US GAAP requires that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labelled and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. Under this standard, the Company is required to reclassify non-controlling interest on the consolidated balance sheet into shareholders’ equity. This adjustment has also been recorded for the comparative balances.

Notes to Consolidated Financial Statements Annual Report 2010 METHANEX 75